SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2005

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                       RYANAIR DUBLIN PILOTS EACH RECEIVE
                         EUR50,000 SHARE OPTION WINDFALL

Ryanair, Europe's largest low fares airline, today (Friday, 4th November 2005) confirmed that many of its Dublin pilots will, next month (1 Dec), exercise share options which at the current share price (over EUR7) have a profit of approx. EUR50,000 each. These share options (which formed part of the 5 year pay, benefit and share option scheme collectively negotiated directly between the Dublin pilots and the airline in November 2000) fall due to be exercised at the end of November. The total value of the shares held by each qualifying pilot under the scheme are presently valued at over EUR175,000. If any pilot were to exercise and dispose of their options at this week's price of EUR7 he/she would make a profit of just over EUR50,000 on these options.

These latest share options are the ninth tranche of options which Ryanair's Dublin pilots have enjoyed over each of the past nine years. The total value of these options to each qualifying Dublin pilot since Ryanair floated in 1997 is almost EUR500,000 and if disposed of at the exercise date, they have generated a total profit of almost EUR300,000 for each qualifying Dublin pilot.

Welcoming this latest tranche of profitable share options for Ryanair's pilots, Ryanair's Director of Personnel, Eddie Wilson said:

    "This ninth round of share options is the latest in a long line of share options and other benefits which Ryanair's pilots have successfully negotiated directly with the airline in recent years. Since Ryanair floated in 1997, a Ryanair Captain in Dublin has seen

  - his/her annual earnings rise to over EUR120,000 per annum,
  - his/her transfer to flying brand new Boeing 737-800 series aircraft,
  - he/she enjoys a fixed roster which guarantees 5 days off in every 15 days,
  - he/she enjoys a legal limit of 900 flying hours per annum, which equates to 18 flight hours per week,
  - share options, which thus far have yielded profits of almost EUR300,000 per qualifying pilot.

    "This EUR50,000 share option profit is just the latest benefit which Ryanair's Dublin pilots have negotiated directly (through collective bargaining) with the airline. Ryanair's pay, promotion, job security and share options are better than any other similar 737 pilot package in Europe. This is why Ryanair has over the past 12 months recruited more than 150 pilots from other airlines including Easyjet, Lufthansa, SAS, Alitalia, Aer Lingus and British Midlands. Ryanair will continue to negotiate directly with all our pilots, and we hope that as a result of this internal collective bargaining process they will continue to share in Ryanair's success as we continue to grow to become Europe's largest and most valuable airline".

Ends.                     Friday, 4th November 2005


For further information
please contact:           Eddie Wilson               Pauline McAlester
                          Ryanair                    Murray Consultants
                          Tel. 353-1-8121212         Tel.353-1-4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 4 November, 2005
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director